Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated December 9, 2005

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______________

This Report on Form 6-K contains the following:-

1.                                       Stock Exchange Announcement dated October 3, 2005 entitled ‘Transactions in Own Securities’

2.                                       Stock Exchange Announcement dated October 4, 2005 entitled ‘Transactions in Own Securities’

3.                                       Stock Exchange Announcement dated October 4, 2005 entitled ‘Vodafone Group Plc (“the Company”)

4.                                       Stock Exchange Announcement dated October 5, 2005 entitled ‘Transactions in Own Securities’

5.                                       Stock Exchange Announcement dated October 6, 2005 entitled ‘Transactions in Own Securities’

6.                                       Stock Exchange Announcement dated October 6, 2005 entitled ‘Additional Listing’

7.                                       Stock Exchange Announcement dated October 7, 2005 entitled ‘Transactions in Own Securities’

8.                                       Stock Exchange Announcement dated October 11, 2005 entitled ‘Transactions in Own Securities’

9.                                       Stock Exchange Announcement dated October 12, 2005 entitled ‘Transaction in Own Securities’

10.                                 Stock Exchange Announcement dated October 13, 2005 entitled ‘Transactions in Own Securities’

11.                                 Stock Exchange Announcement dated October 14, 2005 entitled ‘Transactions in Own Securities’

12.                                 Stock Exchange Announcement dated October 14, 2005 entitled ‘Director Declaration’

13.                                 Stock Exchange Announcement dated October 17, 2005 entitled ‘Transaction in Own Securities’

14.                                 Stock Exchange Announcement dated October 18, 2005 entitled ‘Transactions in Own Securities’

15.                                 Stock Exchange Announcement dated October 19, 2005 entitled ‘Transactions in Own Securities’

16.                                 Stock Exchange Announcement dated October 20, 2005 entitled ‘Transactions in Own Securities’

17.           Stock Exchange Announcement dated October 20, 2005 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

18.                                 Stock Exchange Announcement dated October 21, 2005 entitled ‘Transaction in Own Securities’

19.                                 Stock Exchange Announcement dated October 24, 2005 entitled ‘Transactions in Own Securities’

20.                                 Stock Exchange Announcement dated October 25, 2005 entitled ‘Transaction in Own Securities’

21.                                 Stock Exchange Announcement dated October 26, 2005 entitled ‘Transactions in Own Securities’

22.                                 Stock Exchange Announcement dated October 27, 2005 entitled ‘Transactions in Own Securities’

23.                                 Stock Exchange Announcement dated October 28, 2005 entitled ‘Transactions in Own Securities’

24.                                 Stock Exchange Announcement dated October 31, 2005 entitled ‘Transactions in Own Securities’

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc ("Vodafone") announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via UBS Limited.

Ordinary Shares

Date of purchase:	30 September 2005

Number of ordinary shares purchased:	14 million

Highest purchase price paid per share:	148.25p

Lowest purchase price paid per share:	146.75p

Volume weighted average price per share:	147.6696p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 1,967,000,000 shares at a cost (including dealing and associated costs) of £2,801,897,529.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	30 September 2005

Number of ordinary shares transferred:	136,447

Highest transfer price per share:	147.25p

Lowest transfer price per share:	90p

Following both the above transactions, Vodafone holds 5,516,818,185 of its ordinary shares in treasury and has 62,959,043,387 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc ("Vodafone") announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Goldman Sachs International. Such purchase was effected pursuant to irrevocable instruction given prior to 1 October 2005 as announced by Vodafone on 26 September 2005.

Ordinary Shares

Date of purchase:	3 October 2005

Number of ordinary shares purchased:	13.5 million

Highest purchase price paid per share:	148p

Lowest purchase price paid per share:	147p

Volume weighted average price per share:	147.3764p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 1,980,500,000 shares at a cost (including dealing and associated costs) of £2,821,896,804.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	3 October 2005

Number of ordinary shares transferred:	140,967

Highest transfer price per share:	147.25p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,530,177,218 of its ordinary shares in treasury and has 62,945,841,354 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Vodafone Group Plc ("the Company")

In accordance with Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4R(1), I have to inform you that the Company was advised on 4 October 2005 by The Share Centre that on 3 October 2005, Sir Julian Horn-Smith, a director of the Company, acquired 77 ordinary shares of US$0.10 each through his participation in a Dividend Reinvestment Plan, for which each share was valued at 147.25p.

Stephen Scott
Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc ("Vodafone") announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Goldman Sachs International. Such purchase was effected pursuant to irrevocable instruction given prior to 1 October 2005 as announced by Vodafone on 26 September 2005.

Ordinary Shares

Date of purchase:	4 October 2005

Number of ordinary shares purchased:	13.5 million

Highest purchase price paid per share:	150.5p

Lowest purchase price paid per share:	147p

Volume weighted average price per share:	149.1935p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 1,994,000,000 shares at a cost (including dealing and associated costs) of £2,842,142,658

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	4 October 2005

Number of ordinary shares transferred:	89,888

Highest transfer price per share:	147.25p

Lowest transfer price per share:	90p

Following both the above transactions, Vodafone holds 5,543,587,330 of its ordinary shares in treasury and has 62,932,919,748 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc ("Vodafone") announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London. Such purchase was effected pursuant to irrevocable instruction given prior to 1 October 2005 as announced by Vodafone on 26 September 2005.

Ordinary Shares

Date of purchase:	5 October 2005

Number of ordinary shares purchased:	17.5 million

Highest purchase price paid per share:	152.25p

Lowest purchase price paid per share:	150p

Volume weighted average price per share:	151.2857p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 2,011,500,000 shares at a cost (including dealing and associated costs) of £2,868,755,327

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	5 October 2005

Number of ordinary shares transferred:	364,817

Highest transfer price per share:	147.25p

Lowest transfer price per share:	90p

Following both the above transactions, Vodafone holds 5,560,722,513 of its ordinary shares in treasury and has 62,975,997,883 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

ADDITIONAL LISTING

Vodafone Group Plc ("the Company")

Application has been made to the Financial Services Authority and the London Stock Exchange for a total of 25,000,000 ordinary shares of US$0.10 each in the capital of the Company ("shares") to be admitted to the Official List.  It is expected that admission will be granted on 7 October 2005 and that dealings will commence on 10 October 2005.

These shares are being reserved under a block listing and will be issued as a result of the exercise of options pursuant to the Vodafone Group Plc executive share option schemes.

When issued, these shares will rank pari passu with the existing ordinary shares of the Company.

Stephen Scott

Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc ("Vodafone") announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe). Such purchase was effected pursuant to irrevocable instruction given prior to 1 October 2005 as announced by Vodafone on 26 September 2005.

Ordinary Shares

Date of purchase:	6 October 2005

Number of ordinary shares purchased:	12.5 million

Highest purchase price paid per share:	152p

Lowest purchase price paid per share:	149.75p

Volume weighted average price per share:	151.3915p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 2,024,000,000 shares at a cost (including dealing and associated costs) of £2,887,777,670

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	6 October 2005

Number of ordinary shares transferred:	1,306,196

Highest transfer price per share:	150.5p

Lowest transfer price per share:	70.92p

Following both the above transactions, Vodafone holds 5,571,916,317 of its ordinary shares in treasury and has 62,905,025,378 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc ("Vodafone") announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via UBS Limited. Such purchase was effected pursuant to irrevocable instruction given prior to 1 October 2005 as announced by Vodafone on 26 September 2005.

Ordinary Shares

Date of purchase:	10 October 2005

Number of ordinary shares purchased:	18.5 million

Highest purchase price paid per share:	152.25p

Lowest purchase price paid per share:	150.25p

Volume weighted average price per share:	150.8941p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 2,042,500,000 shares at a cost (including dealing and associated costs) of £2,915,838,240.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	10 October 2005

Number of ordinary shares transferred:	680,038

Highest transfer price per share:	151p

Lowest transfer price per share:	90p

Following both the above transactions, Vodafone holds 5,589,736,279 of its ordinary shares in treasury and has 62,887,264,612 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc ("Vodafone") announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London. Such purchase was effected pursuant to irrevocable instruction given prior to 1 October 2005 as announced by Vodafone on 26 September 2005.

Ordinary Shares

Date of purchase:	11 October 2005

Number of ordinary shares purchased:	18.5 million

Highest purchase price paid per share:	150.75p

Lowest purchase price paid per share:	149.75p

Volume weighted average price per share:	150.3041p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 2,061,000,000 shares at a cost (including dealing and associated costs) of £2,943,789,092

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	11 October 2005

Number of ordinary shares transferred:	559,133

Highest transfer price per share:	150.25p

Lowest transfer price per share:	90p

Following both the above transactions, Vodafone holds 5,607,677,146 of its ordinary shares in treasury and has 62,869,402,117 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc ("Vodafone") announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London. Such purchase was effected pursuant to irrevocable instruction given prior to 1 October 2005 as announced by Vodafone on 26 September 2005.

Ordinary Shares

Date of purchase:	12 October 2005

Number of ordinary shares purchased:	18 million

Highest purchase price paid per share:	150.25p

Lowest purchase price paid per share:	149p

Volume weighted average price per share:	149.4826p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 2,079,000,000 shares at a cost (including dealing and associated costs) of £2,970,835,876

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	12 October 2005

Number of ordinary shares transferred:	408,984

Highest transfer price per share:	150.25p

Lowest transfer price per share:	90p

Following both the above transactions, Vodafone holds 5,625,268,162 of its ordinary shares in treasury and has 62,851,979,897 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc ("Vodafone") announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe). Such purchase was effected pursuant to irrevocable instruction given prior to 1 October 2005 as announced by Vodafone on 26 September 2005.

Ordinary Shares

Date of purchase:	13 October 2005

Number of ordinary shares purchased:	22 million

Highest purchase price paid per share:	149p

Lowest purchase price paid per share:	147p

Volume weighted average price per share:	147.7102p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 2,101,000,000 shares at a cost (including dealing and associated costs) of £3,003,501,102

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	13 October 2005

Number of ordinary shares transferred:	542,260

Highest transfer price per share:	150.25p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,646,725,902 of its ordinary shares in treasury and has 62,830,546,084 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

DIRECTOR DECLARATION

Vodafone Group Plc ("the Company")

Following the announcement, on 21 September 2005, of the appointment of Anne Lauvergeon as a Non-Executive Director of Vodafone with effect from 1 November 2005, the following information is given in accordance with paragraph 9.6.13 of the Listing Rules.

Anne Lauvergeon holds or has held directorships in the following publicly quoted companies in the past five years:

Name of Company	Date of appointment	Date of Resignation

Total S.A.	25 May 2000	current directorship

Suez S.A.	5 May 2000	current directorship

Safran S.A.	12 September 2000	current directorship

Usinor S.A.	8 February 2000	5 March 2002

Eramet S.A.	21 July 1999	23 May 2002

Pechiney S.A.	29 March 1996	12 December 2002

There are no further disclosures to be made pursuant to paragraph 9.6.13 of the Listing Rules.

The Company has been advised that Anne Lauvergeon does not have a beneficial interest in any shares in the Company.

Stephen Scott
Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc ("Vodafone") announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	14 October 2005

Number of ordinary shares transferred:	211,918

Highest transfer price per share:	149.5 p

Lowest transfer price per share:	90 p

Following the above transfer, Vodafone holds 5,646,513,984 of its ordinary shares in treasury and has 62,830,758,002 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc ("Vodafone") announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London. Such purchase was effected pursuant to irrevocable instruction given prior to 1 October 2005 as announced by Vodafone on 26 September 2005.

Ordinary Shares

Date of purchase:	17 October 2005

Number of ordinary shares purchased:	20.0 million

Highest purchase price paid per share:	146.75p

Lowest purchase price paid per share:	146.00p

Volume weighted average price per share:	146.3250p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 2,121,000,000 shares at a cost (including dealing and associated costs) of £3,032,918,281

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	17 October 2005

Number of ordinary shares transferred:	113,964

Highest transfer price per share:	146.75p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,666,400,020 of its ordinary shares in treasury and has 62,810,934,846 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc ("Vodafone") announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London. Such purchase was effected pursuant to irrevocable instruction given prior to 1 October 2005 as announced by Vodafone on 26 September 2005.

Ordinary Shares

Date of purchase:	18 October 2005

Number of ordinary shares purchased:	35.5 million

Highest purchase price paid per share:	147.5p

Lowest purchase price paid per share:	145.75p

Volume weighted average price per share:	146.5883p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 2,156,500,000 shares at a cost (including dealing and associated costs) of £3,085,227,730

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	18 October 2005

Number of ordinary shares transferred:	156,624

Highest transfer price per share:	147p

Lowest transfer price per share:	147p

Following both the above transactions, Vodafone holds 5,701,743,396 of its ordinary shares in treasury and has 62,775,657,338 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc ("Vodafone") announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Goldman Sachs International. Such purchase was effected pursuant to irrevocable instruction given prior to 1 October 2005 as announced by Vodafone on 26 September 2005.

Ordinary Shares

Date of purchase:	19 October 2005

Number of ordinary shares purchased:	33.0 million

Highest purchase price paid per share:	145.5p

Lowest purchase price paid per share:	143.5p

Volume weighted average price per share:	144.4861p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 2,189,500,000 shares at a cost (including dealing and associated costs) of £3,133,156,086

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	19 October 2005

Number of ordinary shares transferred:	274,914

Highest transfer price per share:	146p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,734,468,482 of its ordinary shares in treasury and has 62,742,932,252 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc ("the Company")

In accordance with Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4R(1), I have to inform you that the Company was advised on 19 October 2005 by Mourant ECS Trustees Limited that on 12 October 2005 the following directors and persons discharging managerial responsibility acquired an interest in the following number of shares of US$0.10 each in the Company at the price of 150p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

Peter Richard Bamford*	166
Sir Julian Horn-Smith*	166
Alan Paul Harper	166
Stephen Roy Scott	166
Paul Michael Donovan	166

* Denotes Main Board Director

Stephen Scott
Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc ("Vodafone") announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	20 October 2005

Number of ordinary shares transferred:	287,312

Highest transfer price per share:	146 p

Lowest transfer price per share:	90 p

Following the above transfer, Vodafone holds 5,734,181,170 of its ordinary shares in treasury and has 62,743,219,564 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc ("Vodafone") announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via UBS Limited. Such purchase was effected pursuant to irrevocable instruction given prior to 1 October 2005 as announced by Vodafone on 26 September 2005.

Ordinary Shares

Date of purchase:	21 October 2005

Number of ordinary shares purchased:	27.5 million

Highest purchase price paid per share:	142.5p

Lowest purchase price paid per share:	141p

Volume weighted average price per share:	141.8386p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 2,217,000,000 shares at a cost (including dealing and associated costs) of £3,172,364,531

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	21 October 2005

Number of ordinary shares transferred:	148,807

Highest transfer price per share:	146p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,761,532,363 of its ordinary shares in treasury and has 62,716,042,938 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc ("Vodafone") announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	24 October 2005

Number of ordinary shares transferred:	166,937

Highest transfer price per share:	146 pence

Lowest transfer price per share:	92.99 pence

Following the above transfer, Vodafone holds 5,761,365,426 of its ordinary shares in treasury and has 62,716,284,891 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc ("Vodafone") announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Goldman Sachs International. Such purchase was effected pursuant to irrevocable instruction given prior to 1 October 2005 as announced by Vodafone on 26 September 2005.

Ordinary Shares

Date of purchase:	25 October 2005

Number of ordinary shares purchased:	24 million

Highest purchase price paid per share:	143.5p

Lowest purchase price paid per share:	142.5p

Volume weighted average price per share:	143.1381p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 2,241,000,000 shares at a cost (including dealing and associated costs) of £3,206,896,322

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	25 October 2005

Number of ordinary shares transferred:	140,247

Highest transfer price per share:	141.75p

Lowest transfer price per share:	90p

Following both the above transactions, Vodafone holds 5,785,225,179 of its ordinary shares in treasury and has 62,692,425,138 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc ("Vodafone") announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Goldman Sachs International. Such purchase was effected pursuant to irrevocable instruction given prior to 1 October 2005 as announced by Vodafone on 26 September 2005.

Ordinary Shares

Date of purchase:	26 October 2005

Number of ordinary shares purchased:	22 million

Highest purchase price paid per share:	143.25p

Lowest purchase price paid per share:	142.25p

Volume weighted average price per share:	142.8649p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 2,263,000,000 shares at a cost (including dealing and associated costs) of £3,238,490,030

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	26 October 2005

Number of ordinary shares transferred:	65,386

Highest transfer price per share:	143.25p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,807,159,793 of its ordinary shares in treasury and has 62,670,889,443 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc ("Vodafone") announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe). Such purchase was effected pursuant to irrevocable instruction given prior to 1 October 2005 as announced by Vodafone on 26 September 2005.

Ordinary Shares

Date of purchase:	27 October 2005

Number of ordinary shares purchased:	26.5 million

Highest purchase price paid per share:	141.75p

Lowest purchase price paid per share:	140.75p

Volume weighted average price per share:	141.1816p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 2,289,500,000 shares at a cost (including dealing and associated costs) of £3,276,097,703

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	27 October 2005

Number of ordinary shares transferred:	242,069

Highest transfer price per share:	143.25p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,833,417,724 of its ordinary shares in treasury and has 62,644,631,512 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc ("Vodafone") announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via UBS Limited. Such purchase was effected pursuant to irrevocable instruction given prior to 1 October 2005 as announced by Vodafone on 26 September 2005.

Ordinary Shares

Date of purchase:	28 October 2005

Number of ordinary shares purchased:	26 million

Highest purchase price paid per share:	143.5p

Lowest purchase price paid per share:	139.5p

Volume weighted average price per share:	141.94p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 2,315,500,000 shares at a cost (including dealing and associated costs) of £3,313,194,007

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	28 October 2005

Number of ordinary shares transferred:	93,597

Highest transfer price per share:	142.25p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,859,324,127 of its ordinary shares in treasury and has 62,618,834,280 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: December 9, 2005	By: /s/ S R SCOTT
Name: Stephen R. Scott
Title: Company Secretary